Exhibit 12.1

DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Month Ended June 30,	Five Months Ended May 31,	Fiscal Year Ended December 31,
	2007	2007	2006	2005	2004	2003	2002
	(Successor)	(Predecessor)
			(dollars in thousands)
Income (loss) before income taxes	$(4,129)	$(46,982)	$664	$(727)	$(2,404)	$(19,251)	$(121)
Fixed charges
Amortization of deferred financing costs	—	—	—	—	—	856	1,079
Interest expense	3,800	13,829	31,599	31,127	30,508	20,244	18,127
Earnings (loss) before fixed charges	$(329)	$(33,153)	$32,263	$30,400	$28,106	$1,849	$19,085

Fixed charges
Amortization of deferred financing costs	$—	$—	$—	$—	$—	$856	$1,079
Interest expense	3,800	13,829	31,599	31,127	30,508	20,244	18,127
Total fixed charges	$3,800	$13,829	$31,599	$31,127	$30,508	$21,100	$19,206

Ratio of earnings to fixed charges(1)	—	—	1.02	—	—	—	—

(1) If we consistently incur net losses before income tax, we may not be able to maintain a ratio coverage of greater than 1:0:1.0. For the year ended December 31, 2006, we had income before income taxes of $664,000, generating a ratio of 1.02:1. Due to our losses in the six months ended June 30, 2007 and for the full years of 2005, 2004, 2003 and 2002, the ratio coverage in the respective years was less than 1.00:1.00. We needed to generate additional earnings of $51,111,000, $727,000, $2,404,000, $19,251,000 and $121,000 in the six months ended June 30, 2007 and for the full years of 2005, 2004, 2003 and 2002, respectively, to achieve a coverage ratio of 1.00:1.00.